Exhibit 4.35
Translation
December 13, 2010
Loan Agreement
by and among
Han Junping
Xiong Wei
and
The9 Computer Technology Consulting (Shanghai) Co., Ltd.

Loan Agreement
This Loan Agreement (hereinafter this “Agreement”) is entered into in Shanghai, the People’s Republic of China (hereinafter “PRC”) as of December 13, 2010 by and among the following Parties:
1.	The9 Computer Technology Consulting (Shanghai) Co., Ltd. (hereinafter “The9 Computer”)
Registered address: Room 103, No. 690 Bibo Road, Zhangjiang Hi-Tech Park, Shanghai
2.	Han Junping, a PRC citizen with his identity card number:
Domicile address:
3.	Xiong Wei, a PRC citizen with his identity card number:
Domicile address:
(Han Junping and Xiong Wei are hereinafter referred to collectively as the “Borrowers” and individually as the “Borrower”).
WHEREAS:
The Borrowers intend to request a loan from The9 Computer for its investment in and establishment of Shanghai Huopu Cloud Computing Terminal Technology Co., Ltd. (hereinafter the “Company”), and The9 Computer also agrees to offer a loan of Fifty Million Renminbi (RMB50,000,000) in aggregate (hereinafter the “Loan”) to the Borrowers in accordance with the terms and conditions of this Agreement. The parties, through amicable consultation and for the purpose of confirming matters with regard to the Loan between them, hereby have reached the following agreement:
Article 1 Sum and Interest Rate of Loan
1.1	The sum of the Loan under this Agreement shall amount to Fifty Million Renminbi (RMB50,000,000), which is the Loan of Fifty Million Renminbi (RMB50,000,000) provided by The9 Computer to Borrowers, of which:

Thirty Million Renminbi (RMB 30,000,000) will be provided by The9 Computer to Han Junping

Twenty Million Renminbi (RMB 20,000,000) will be provided by The9 Computer to Xiong Wei
1.2	The interest rate of the Loan under this Agreement shall be zero, which means that no interest will be charged.

1.3	Each of the Borrowers shall sign an equity pledge agreement with The9 Computer as per its request to pledge all of his equity interest in the Company to The9 Computer as an guarantee for the Loan.
Article 2 Use and Withdrawal of Loan
2.1	The Borrowers shall apply the Loan hereunder only for the investment in or the operation of the Company. The Borrowers shall not use any part of the Loan for any other purpose unless with the prior written consent of The9 Computer.
2.2	The Borrower shall, within five (5) business days of the date hereof, make an request to The9 Computer for the withdrawal of all the Loan hereunder in a lump sum. Subject to compliance with the provisions of this Agreement, the Loan shall be paid by The9 Computer to the bank accounts designated by the Borrowers as per their request.
Article 3 Term of Loan
3.1	The term of the Loan under this Agreement shall expire on the date when The9 Computer requests the Borrowers to repay the Loan in accordance with Article 3.2 of this Agreement. However, the maximum term shall not exceed the business term of The9 Computer (including the business term as extended from time to time) or the business term of the Company (including the business term as extended from time to time), whichever is earlier (hereinafter “Term”). Upon expiry of the Term, the Borrowers shall repay all outstanding amounts under the Loan (hereinafter “Amounts”) in a lump sum on the expiry date of the Term.

Upon execution hereof, The9 Computer shall, at any time within the Term and in its absolute discretion, be entitled to deliver to the Borrowers a repayment notice under Article 4.1 of this Agreement, requesting the Borrowers to repay all or part of their respective Amounts under this Agreement.
3.2	Any Borrower required to make repayment shall repay the relevant Amounts in cash, or in any other forms as decided by the board of directors of The9 Computer by way of resolution duly passed by it. If the repayment is made in cash, the Borrowers shall credit the entire Amounts required by The9 Computer for repayment to the bank account designated by The9 Computer within five (5) business days upon the receipt of a repayment notice under Article 4.1 of this Agreement.
3.3	If The9 Computer gives the repayment notice under Article 4.1 of this Agreement to the Borrowers, it shall, without violating any applicable laws and regulations, have the right to acquire on its own or designate any third party to acquire all of the equity interests owned by the Borrowers in the Company at the time when such notice is given at the transfer price that is equivalent to the Amounts.

3.4	The9 Computer shall, in its absolute discretion, also have the right to demand to offset its creditor’s right to the Borrowers under this Agreement against all or part of the transfer price required to be paid by it to the Borrowers in connection with its exercise of the relevant call option (hereinafter “Call Option”) when it exercises the Call Option in accordance with the provisions of the Exclusive Call Option Agreement entered into between The9 Computer and the Borrowers on December 13, 2010 (hereinafter “Option Agreement”).
3.5	The Borrower shall not be jointly and severally liable for the repayment by the other Borrower of his Loan under this Agreement.
Article 4 Repayment Notice
4.1	The repayment notice given by The9 Computer to the Borrower or any or several of the Borrowers shall at least contain the following items: name of Borrower, sum of Loan, sum of repayment, time of repayment and bank account for repayment.
Article 5 Representations and Warranties
5.1	The Borrower hereby represents and warrants as follows:
5.1.1	he is a PRC citizen with full capacity, has full and independent legal status and legal capacity to execute, deliver and perform this Agreement, and may act independently as a party to lawsuit.
5.1.2	he has full power to execute and deliver this Agreement and all the other documents to be signed by him in relation to the transaction referred to herein, and he has full power to complete the transaction referred to herein. This Agreement shall be executed and delivered by him legally and properly. This Agreement constitutes the legal and binding obligations on him and is enforceable against him in accordance with its terms and conditions.
5.1.3	he has fully disclosed his financial conditions to The9 Computer before the execution of this Agreement. As of the execution of this Agreement, there exist no circumstances that may render him in insolvency, nor are there any material liabilities that affects his ability to repay debts. The9 Computer may demand him to perform his obligations hereunder in accordance with this Agreement.
5.2	The9 Computer hereby represents and warrants as follows:
5.2.1	it is a limited liability company duly incorporated and legally existing under the laws of the PRC with an independent legal person status. It has full and independent legal status and legal capacity to execute, deliver and perform this Agreement and may act independently as a party to lawsuit.
5.2.2	it has the full corporate power and authority to execute and deliver this Agreement and all the other documents to be signed by it in relation to the transaction referred to herein, and it has the full power and authority to complete the transaction referred to herein.

Article 6 Term of Agreement
6.1	This Agreement shall become effective once it is duly signed by the parties. This Agreement confirms all matters with regard to the Loan between the parties and shall terminate when the Borrowers repay in full the Loan under this Agreement.
6.2	If any of the Borrowers transfers his liabilities under this Agreement with the prior consent of The9 Computer, then the successor of such liabilities shall continue to perform such Borrower’s obligations under this Agreement, and the obligations and undertakings of the other Borrower under this Agreement shall not be adversely affected as a result thereof.
Article 7 Taxes
7.1	All taxes in connection with the Loan shall be borne by The9 Computer.
Article 8 Confidentiality
8.1	Regardless of whether this Agreement has terminated or not, the Borrowers shall be under an obligation to keep in confidence any trade secret, proprietary information and customer information (hereinafter “Confidential Information”) in connection with The9 Computer that are known to or received by them due to the execution and performance of this Agreement. The Borrowers shall use the Confidential Information only for the purpose of performing their obligations under this Agreement. Without the written permission of The9 Computer, the Borrowers shall not disclose the above Confidential Information to any third party. Otherwise, they shall be liable for the breach of this Agreement and make compensation for all losses arising therefrom.
8.2	The following information shall not be deemed as the Confidential Information:
(a)	any information that has been legally known by the receiving party before as evidenced by written documents;

(b)	any information entering the public domain not attributable to the fault of the receiving party; or

(c)	any information lawfully acquired by the receiving party through other sources after his/its receipt of such information.
8.3	Following the termination of this Agreement, the Borrowers shall, upon request by The9 Computer, return, destroy or otherwise dispose of all files, materials or software containing the Confidential Information, and shall cease to use such Confidential Information.

8.4	Notwithstanding any other provisions herein, the effect of this Article 8 shall not be affected by the suspension or termination of this Agreement.

Article 9 Undertakings and Warranties
9.1	The Borrowers hereby irrevocably guarantee and warrant that they will not in any way make nor authorize others (including but not limited to the Company’s directors nominated by them) to make any resolution, instruction, consent or order to procure the Company to carry out any transaction that would or might substantially affect any asset, right, obligation or business of the Company and/or its subsidiaries (hereinafter “Prohibited Transaction”), including but not limited to:
(1)	borrowing money from any third party or assuming any debts (except for any single debt whose amount does not exceed One Hundred Thousand Renminbi incurred in the usual and normal business activities or any debt whose total amount does not exceed One Hundred Thousand Renminbi in consecutive six months);

(2)	providing guarantees to any third party for its own debts, or providing any guarantee to any third party;

(3)	transferring any businesses, major assets, actual or potential business opportunities to any third party;

(4)	transferring any domain names, trademarks or other intellectual property in which the Company has legal right to any third party;

(5)	transferring all or part of their equity interests in the Company to any third party;

(6)	any other major transactions;
nor sign any agreement, contract, memorandum or transaction document of any other form in respect of the Prohibited Transaction(hereinafter “Prohibited Document”), nor will they allow any Prohibited Transaction to be carried out nor any Prohibited Document to be signed through omission to act.
9.2	The Borrowers shall procure the directors and senior management of the Company to strictly observe the provisions of this Agreement in discharging their duties as directors and senior management of the Company.
Article 10 Notices
10.1	Any notice, request, demand and other correspondences required by this Agreement or made in accordance with this Agreement shall be delivered in writing to the relevant party.
10.2	Any such notice or other correspondences shall be deemed to have been delivered, if sent by facsimile or telex, when it is sent, and if delivered in person, when it is delivered, and if sent by post, five (5) days after it was posted.

Article 11 Liabilities for Breach of Contract
11.1	The parties agree and confirm that, if any of the parties (hereinafter the “Defaulting Party”) substantially violates any of the provisions herein or substantially fails to perform any of the obligations hereunder, such violation or failure shall constitute a default under this Agreement (hereinafter a “Default”), and any of the other non-defaulting parties (hereinafter a “Non-defaulting Party”) shall have the right to require the Defaulting Party to rectify such Default or take remedial measures within a reasonable period. If the Defaulting Party fails to rectify such Default or take remedial measures within such a reasonable period or within ten (10) days after the other party notifies the Defaulting Party in writing and requires it to rectify the Default, then the Non-defaulting Party shall have the right to terminate this Agreement and/or to demand the Defaulting Party to make compensation for any loss.
11.2	The rights and remedies set out herein shall be cumulative, and shall not preclude any other rights or remedies provided by law.
11.3	Notwithstanding any other provisions herein, the effect of this Article shall not be affected by the suspension or termination of this Agreement.
Article 12 Miscellaneous
12.1	This Agreement is executed in Chinese in three (3) originals, with one (1) original to be retained by each party hereto.
12.2	The formation, effectiveness, performance, amendment, interpretation and termination of this Agreement shall be governed by the laws of the PRC.
12.3	Any disputes arising out of and in connection with this Agreement shall be resolved through consultations among the parties. If the parties cannot reach an agreement regarding such disputes within thirty (30) days upon their occurrence, such disputes shall be submitted to China International Economic and Trade Arbitration Commission, Shanghai Branch, for arbitration in Shanghai in accordance with the arbitration rules of such Commission, and the arbitration award shall be final and binding on the parties.
12.4	None of the rights, powers and remedies granted to the parties by any provisions herein shall preclude any other rights, powers and remedies available to such parties at law and under the other provisions of this Agreement, nor shall the exercise by a party of its rights, powers and remedies preclude any exercise by such party of its other rights, powers and remedies.
12.5	No failure or delay by a party in exercising any of its rights, powers and remedies hereunder or in accordance with laws (hereinafter the “Party’s Rights”) shall result in a waiver thereof, nor shall the waiver of any single or partial exercise of the Party’s Rights preclude such party from exercising such rights in any other way and exercising the other Party’s Rights.
12.6	The headings of the provisions herein are for reference only, and in no circumstances shall such headings be used for or affect the interpretation of the provisions hereof.

12.7	Each provision contained herein shall be severable and independent from each of other provisions, and if at any time any one or more provisions herein become(s) invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions herein shall not be affected as a result thereof.
12.8	Any amendments or supplements to this Agreement shall be made in writing and shall become effective only when duly signed by the parties to this Agreement.
12.9	Without the prior written consent of the lender, the Borrowers shall not transfer any of their respective rights and/or obligations hereunder to any third parties. The lender shall be entitled to transfer any of its rights hereunder to any third party designated by it after serving notice to the other parties.
12.10	This Agreement shall be binding on the legal successors of the parties.

IN WITNESS HEREOF, the parties hereto have caused this Agreement to be executed as of the date and in the place first above written.
The9 Computer Technology Consulting (Shanghai) Co., Ltd. [Chop affixed]
(Company chop)

Han Junping

Signature:	/s/ Han Junping

Xiong Wei

Signature:	/s/ Xiong Wei